Contact Information: China Ceramics Co., Ltd. Edmund Hen, Chief Financial Officer Email: info@cceramics.com	CCG Investor Relations Inc. David Rudnick, Account Manager Email: david.rudnick@ccgir.com Phone: +1-646-626-7241

China Ceramics Announces First Quarter 2011 Financial Results

Jinjiang, Fujian Province, China, May 9, 2011–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL, CCCLW, CCCLU) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights

▪	Revenue was RMB 307.9 million (US$ 46.8 million), up 34.4% from the first quarter of 2010;

▪	Gross profit was RMB 95.3 million (US$ 14.5 million), up 37.5% from the first quarter of 2010;

▪	Gross profit margin was 31.0%, up 80 basis points from the first quarter of 2010;

▪	Net profit was RMB 54.0 million (US$ 8.2 million), up 19.2% from the first quarter of 2010;

▪	Non-GAAP net profit, which excludes the share-based compensation expenses, was RMB 61.1 million (US$ 9.3 million), up 34.9% from RMB 45.3 million (US$ 6.6 million) in the first quarter of 2010;

▪	Earnings per fully diluted share were RMB 2.96 (US$ 0.45).

“We are very pleased to report strong financial results for the first quarter 2011 as they reflect the Company’s strong market positioning and the continued execution of our business plan,” said Mr. Jiadong Huang, CEO of China Ceramics.  “By the end of 2011, the expansion of our Hengda and Hengdali facilities will be approximately 90% over that of its 2010 total capacity and will accommodate continued demand from Tier II and Tier III cities and help us to solidify our leadership position in the sector.  Our development of new and exciting products continues with the introduction of a new product series of polished glazed tile.”

First Quarter 2011 Results

Revenue for the first quarter ended March 31, 2011 was RMB 307.9 million (US$ 46.8 million), up 34.4% from RMB 229.1 million (US$ 33.5 million) from the first quarter ended March 31, 2010. The year-over-year increase in revenue was primarily driven by a 29.5% increase in sales volume to 11.4 million square meters in the first quarter of 2011 from 8.8 million square meters in the first quarter of 2010. The growth in volume was primarily due to increased production capacity at both the Jinjiang Plant (“Hengda”) and the Gaoan Plant (“Hengdali”), both of which operate at full capacity. Hengda also raised the selling price of its porcelain tile by 5% in February 2011, which led to RMB 10.2 million (US$ 1.6 million) of the revenue increase.

Gross profit for the first quarter ended March 31, 2011 was RMB 95.3 million (US$ 14.5 million), up 37.5% from RMB 69.3 million (US$ 10.1 million) for the first quarter ended March 31, 2010. The year-over-year increase in gross profit was mostly driven by the higher sales volume in the most recent quarter. Gross profit margin was 31.0% compared to 30.2% for the same period in 2010.

Administrative expenses for the first quarter ended March 31, 2011 were RMB 15.6 million (US$ 2.4 million), up 169.0% from RMB 5.8 million (US$ 0.8 million) in the first quarter of 2010. The year-over-year increase in administrative expenses was primarily due to the additional expenses of RMB 7.1 million (US$ 1.1 million) of non-cash share-based compensation expenses related to the 2010 Incentive Compensation Plan designed to retain directors and senior management. Additional non-cash share-based compensation expenses of RMB 14.5 million (US$ 2.2 million) will be charged through from 2012 to January 2014.

Profit before taxation for the first quarter ended March 31, 2011 was RMB 74.9 million (US$ 11.4 million), up 23.8% from RMB 60.5 (US$ 8.9 million) million in the first quarter of 2010. The year-over-year increase in profit from operations was the result of higher revenue and a slightly improved gross margin, although offset by higher administrative expenses.

Net profit for the first quarter ended March 31, 2011 was RMB 54.0 million (US$ 8.2 million), up 19.2% from RMB 45.3 million (US$ 6.6 million) in the same period of 2010. The year-over-year increase in net profit was the result of higher revenue and a slightly improved gross margin, but offset by higher administrative expenses.

Earnings per fully diluted share were RMB 2.96 (US$ 0.45) for the first quarter ended March 31, 2011, down 33.5% from RMB 4.45 (US$ 0.65) over the same period in 2010. Earnings per fully diluted share in the first quarter of 2011 were computed using 18.2 million shares while net earnings per fully diluted share in the first quarter of 2010 were computed using 10.2 million shares.
Non-GAAP profit before taxation, which excludes the share-based compensation expenses, was RMB 82.0 million (US$ 12.5 million) in the first quarter ended March 31, 2011, up 35.5% from RMB 60.5 million (US$ 8.9 million) in 2010.
Non-GAAP net profit, which excludes the share-based compensation expenses, was RMB 61.1 million (US$ 9.3 million) in the first quarter ended March 31, 2011, an increase of 34.9% from RMB 45.3 million (US$ 6.6 million) in 2010.
Non-GAAP earnings per fully diluted share, which excludes the share-based compensation expenses, was RMB 3.35 (US$ 0.51) in the first quarter ended March 31, 2011, down 24.7% from RMB 4.45 (US$ 0.65) in 2010.

First Quarter 2011 Statements of Selected Financial Position Items

▪
Cash and bank balances were RMB 84.9 million (US$ 13.0 million) as of March 31, 2011, compared with RMB 263.5 million (US$ 39.9 million) as of December 31, 2010. The decrease in cash and bank balances was attributed to the purchase of new kilns and production lines to replace older manufacturing equipment at Hengda as well as the continuation of its Phase II construction at Hengdali during the first quarter of 2011.

▪
Inventory turnover was 83 days as of March 31, 2011 compared with 73 days as of December 31, 2010. The increase in inventory turnover was because the Company increased its inventory to meet the backlog of orders expected to be shipped in the second quarter of 2011, which is usually the peak season of the year. Also, considering the increase in the raw materials’ purchase prices, the Company stored up more raw materials for future production in the first quarter of 2011.

▪
Trade receivables turnover was 91 days as of March 31, 2011 compared with 95 days as of December 31, 2010. The Company’s trade receivables include a 17% value-added-tax (“VAT”), whereas reported revenue is net of VAT. Trade receivables turnover excluding VAT amounts was 78 days as of March 31, 2011 compared with 81 days as of December 31, 2010. The decrease in the trade receivables turnover was due to the better cash collection in the first quarter ended March 31, 2011.

▪
Trade payables turnover was 82 days as of March 31, 2011 compared with 76 days as of December 31, 2010. The increase in the trade payables turnover resulted from an increased balance of trade payables as of March 31, 2011 concurrent with a significant increase in inventory.

▪
Bank borrowings (including both short-term borrowings and long-term borrowings) were RMB 97.0 million (US$ 14.8 million) as of March 31, 2011 compared to RMB 97.0 million (US$ 14.7 million) as of December 31, 2010.

Liquidity and Capital Resources

Cash flow used in operating activities was RMB 15.2 million (US$ 2.3 million) for the quarter ended March 31, 2011, compared with the cash flow provided by operating activities of RMB 14.7 million (US$ 2.1 million) for the same period in 2010. The year-over-year decrease of RMB 29.9 million (US$ 4.4 million) was mainly due to the increase in inventory balances and the change in the Company’s method of settling the sales rebates (as described below) with its distributors. Considering the trend of raw materials’ purchase price increase, the Company stored up more raw materials for future production, resulting in additional cash outflow of RMB 18.4 million (US$ 2.9 million) in the first quarter of 2011.  Furthermore, the change in the Company’s method of settling its sales rebates with its distributors also led to the decrease of cash flows from operating activities.  In the past, the Company recognized revenue net of sales rebates. In term of actual settlement, the Company has been collecting the gross amounts of accounts receivable inclusive of the sales rebates from its distributors. In comparison, the Company has started to directly deduct the sales rebates from accounts receivables collected from its distributors in 2011, which directly contributed to an approximately RMB 17.9 million (US$ 2.7 million) decrease in the cash flows from account receivable collection in the first quarter of 2011 compared to the same quarter in 2010.

Cash flow used in investing activities in the quarter ended March 31, 2011 was RMB 163.3 million (US$ 24.8 million), compared to RMB 36.4 million (US$ 5.3 million) of cash flow used in investing activities in the same period of 2010. The increase was mainly due to an increase in acquisition of property, plant and equipment for (i) Phase II construction and expansion of Hengdali (RMB 100.6 million (US$ 15.3 million)) (ii) the initial stage of Phase III construction for Hengdali (RMB 28.5 million (US$ 4.3 million)) and (iii) improvements at our Hengda facility (RMB 35.1 million (US$ 5.4 million)), which led to capital expenditures totaling an aggregate of RMB 164.2 million (US$ 25.0 million) during the first quarter of 2011.

Cash flow generated from financing activities was nil for the quarter ended March 31, 2011, as compared to RMB 3.5 million (US$ 0.5 million) cash generated from financing activities in the same period of 2010.

Recent Developments

On April 7, 2011, pursuant to the terms of the merger and stock purchase agreement dated August 19, 2009, the Company issued 1,794,800 shares to Mr. Wong Kung Tok, the selling shareholder of China Ceramics’ predecessor company. The issuance was based upon the Company having achieved certain earnings thresholds in 2010. After giving effect to the 1,794,800 shares issued to Mr. Wong, China Ceramics has 18,254,002 issued and outstanding shares and 2,774,300 issued and outstanding warrants.

During the second quarter of 2011, China Ceramics started to produce a new product series of polished glazed tile.  This tile is large with a glossy surface and a marble or stone-like pattern. The Company believes that this new product represents both a functional and cost-effective replacement for actual marble or stone materials.  The new brand name for this new product series of polished glazed tile is “Pottery Capital of Tang Dynasty”.

Business Outlook

The Company’s backlog of orders for delivery in the second quarter of 2011 is approximately RMB 372.7 million (US$ 56.9 million), representing a year-over-year growth rate of 36.9% compared to the second quarter of 2010. The expected sales volume in the second quarter of 2011 is approximately 13.8 million square meters, representing a 30.2% increase from 10.6 million square meters sold in the second quarter of 2010.

Total capital expenditures for the Company were approximately RMB 164.2 million (US$ 25.0 million) (of which approximately RMB 129.1 million (US$ 19.6 million) related to Hengdali) in the first quarter ended March 31, 2011.Total expenditures for the remainder of 2011 are planned to be an estimated RMB 370 million (US $57 million) (of which approximately RMB 195 million (US $30 million) will relate to Hengdali).

After the completion of the improvements at Hengda and the completion of Phase II at Hengdali by the end of 2011, China Ceramics expects to have a total annual production capacity of approximately 72 million square meters. This is expected to be comprised of 42 million square meters of total capacity from the Hengda facility and 30 million square meters of total capacity from the Hengdali facility.

The completion of expansion at Hengdali will be postponed to the end of 2012. Capital expenditures to complete the expansion of the Hengdali facility are expected to be approximately RMB 230 million (US $35 million) in 2012, which is expected to provide an additional 14 million square meters of capacity in 2013.  No capital expenditures are expected for Hengda in 2012.

The Company believes that its current cash balances, combined with its expected future cash flow from operations and its borrowing capacity will be sufficient to meet the remaining capital expenditure requirements of the production capacity expansion associated with the Hengda and Hengdali facilities.

Conference Call Information
The Company will host a conference call at 9:00 am EDT on Monday, May 9, 2011. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 64079321. A replay of the conference call will be available for 14 days starting from 11:00 am ET on Monday, May 14, 2011. To access the replay, dial +1 (800) 642-1687. International callers should dial +1 (706) 645-9291. The pass code is 64079321.

About China Ceramics Co., Ltd

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the "TOERTO" and “WULIQIAO” brands, and the new “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 styles, colors and sizes combinations and are distributed through a network of exclusive distributors or directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation
The Company's financial information is stated in Reminbi (“RMB”). The translation of RMB amounts into United States dollars in the earning release is included solely for the convenience of readers. For statements of financial position data, translation of RMB into U.S. dollars has been made using historic spot exchange rates published by www.federalreserve.gov. For statements of comprehensive income data and statements of cash flows data, translation of RMB into U.S. dollars has been made using the average of historical daily exchange rates. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under IFRS.

Safe Harbor Statement
Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2010 and otherwise in our SEC reports and filings, including the final prospectus for our offering.  Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMEMTS OF FINANCIAL POSITION
(RMB in thousands)

	As at March 31, 2011	As at December 31, 2010
	(Unaudited)
ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	603,320	459,161
Land use rights	31,769	31,936
Goodwill	3,735	3,735
	638,824	494,832

Current assets
Inventories	213,841	177,217
Trade receivables	340,709	282,976
Prepayments and other receivables	22,681	8,907
Cash and bank balances	84,923	263,495
	662,154	732,595

Current liabilities
Trade payables	206,380	178,382
Accrued liabilities and other payables	34,640	46,108
Interest-bearing bank borrowings	72,000	72,000
Income tax payable	18,540	22,576
	331,560	319,066
Non-current liabilities
Long term borrowings	25,000	25,000
Deferred tax liabilities	1,113	1,122
	26,113	26,122

Net current assets	330,594	413,529

Net assets	943,305	882,239

EQUITY
Total shareholders’ equity	943,305	882,239

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(RMB in thousands, except EPS and share data)

	Three months ended
	March 31	December 31	March 31
	2011	2010	2010

Revenue	307,865	273,050	229,110
Cost of Sales	(212,554)	(181,553)	(159,825)
Gross profit	95,311	91,497	69,285
Selling and distribution expenses	(2,534)	(2,444)	(1,480)
Administrative expenses	(15,620)	(6,498)	(5,783)
Finance costs	(1,873)	(1,544)	(1,497)
Other income	276	1,045	16
Other expenses	(692)	-	-
Profit before taxation	74,868	82,056	60,541
Income tax expense	(20,857)	(21,549)	(15,291)
Net Profit for the period	54,011	60,507	45,250
Attributable to: Shareholders of the Company
EPS-Basic	2.96	3.71	4.45
EPS-Diluted	2.96	3.71	4.45
Shares used in calculating basic EPS
Basic	18,254,002	16,287,698	10,164,298
Diluted	18,254,002	16,287,698	10,164,298

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED SALES VOLUME AND AVERAGE SELLING PRICE

	Three months ended
	March 31	December 31	March 31
	2011	2010	2010

Sales volume (square meters)	11,429,245	10,110,484	8,798,307
Average Selling Price (in RMB/square meter)	26.9	27.0	26.0
Average Selling Price (in USD/square meter)	4.1	4.2	3.8

About Non-GAAP Financial Measures
In addition to China Ceramics’ condensed consolidation financial results under International Financial Reporting Standards ("IFRS"), the Company also provides Non-IFRS financial measures (referred to as Non-GAAP financial measures) for the first quarter of 2011, including Non-GAAP profit before taxation, Non-GAAP net income and Non-GAAP earnings per fully diluted shares, all excluding the share-based compensation expenses from their comparable GAAP measure. The Company believes that these Non-GAAP financial measures provide investors with another method for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations and excludes the share-based compensation expenses incurred for the stock option. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with Non-GAAP results in the attached financial information. The Company believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing the performance of China Ceramics and when planning and forecasting future periods. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to Non-GAAP financial measures and the related reconciliation between these financial measures.

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Three months ended March 31, 2011

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	74,868	7,111	81,979	11,389	1,082	12,471
Net profit	54,011	7,111	61,122	8,216	1,082	9,298
EPS-Basic	2.96		3.35	0.45		0.51
EPS-Diluted	2.96		3.35	0.45		0.51

(1) Share-based compensation.

* There were no similar Non-GAAP adjustments for the first quarter ended March 31, 2010 and the fourth quarter ended December 31, 2010. Therefore, there was no reconciliation between the GAAP financial measures and the Non-GAAP financial measures for these two periods.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(RMB in thousands)

	Three months ended
	March	December	March
	31	31	31
	2011	2010	2010

Cash flows from operating activities
Profit before taxation	74,868	82,056	60,541
Adjustments for
Amortization of land use rights	167	167	166
Depreciation of property, plant and equipment	8,818	8,528	6,574
Loss/(gain) on disposal of property, plant and equipment	103	(128)	-
Share-based compensation	7,111	-	-
Finance costs	1,873	1,544	1,433
Interest income	(222)	(93)	(105)
Operating profit before working capital changes	92,718	92,074	68,609
Increase in inventories	(36,625)	(26,995)	(18,214)
(Increase)/decrease in trade receivables	(57,733)	82,141	(12,646)
Increase in other receivables and prepayments	(8,774)	(8,069)	(1,692)
Increase in trade payables	27,999	20,582	16,296
Decrease in accrued liabilities and other payables	(6,016)	(44,623)	(19,752)
Cash generated from operations	11,569	115,110	32,601
Interest paid	(1,873)	(1,544)	(1,433)
Income tax paid	(24,902)	(23,014)	(16,505)

Net cash (used in)/generated from operating activities	(15,206)	90,552	14,663

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	708	936	-
Acquisition of property, plant and equipment	(164,241)	(26,441)	(226)
Interest received	222	93	105
Acquisition of subsidiary, net of cash acquired	-	-	(36,311)

Net cash used in investing activities	(163,311)	(25,412)	(36,432)

Cash flows from financing activities
Bank borrowings obtained	-	-	8,000
Repayment of short-term loans	-	(2,700)	(4,500)
Proceeds from issuance of ordinary shares	-	159,551	-

Net cash generated from financing activities	-	156,851	3,500

Net increase(decrease) in cash and cash equivalents	(178,517)	221,991	(18,269)
Cash and cash equivalents, beginning of period	263,495	41,478	150,121
Effect of foreign exchange rate differences	(55)	26	8

Cash and cash equivalents, end of period	84,923	263,495	131,860

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMEMTS OF FINANCIAL POSITION
(U.S Dollar in thousands)

	As at March 31, 2011	As at December 31, 2010

ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	92,134	69,570
Land use rights	4,851	4,839
Goodwill	570	566
	97,555	74,975

Current assets
Inventories	32,656	26,851
Trade receivables	52,030	42,875
Prepayments and other receivables	3,464	1,350
Cash and bank balances	12,969	39,923
	101,119	110,999

Current liabilities
Trade payables	31,517	27,028
Accrued liabilities and other payables	5,290	6,986
Interest-bearing bank borrowings	10,995	10,909
Income tax payable	2,831	3,421
	50,633	48,344
Non-current liabilities
Long term borrowings	3,818	3,788
Deferred tax liabilities	170	170
	3,988	3,958

Net current assets	50,486	62,655

Net assets	144,053	133,672

EQUITY
Total shareholders’ equity	144,053	133,672

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S Dollar in thousands, except EPS and share data)

	Three months ended
	March	December	March
	31	31	31
	2011	2010	2010

Revenue	46,830	42,474	33,515
Cost of Sales	(32,332)	(28,284)	(23,379)
Gross profit	14,498	14,190	10,136
Selling and distribution expenses	(385)	(375)	(216)
Administrative expenses	(2,376)	(1,011)	(846)
Finance costs	(285)	(240)	(219)
Other income	42	162	2
Other expenses	(105)	-	-
Profit before taxation	11,389	12,726	8,857
Income tax expense	(3,173)	(3,339)	(2,237)
Net Profit for the period	8,216	9,387	6,620
Attributable to:
Shareholders of the Company
EPS-Basic	0.45	0.58	0.65
EPS-Diluted	0.45	0.58	0.65
Shares used in calculating basic EPS
EPS-Basic	18,254,002	16,287,698	10,164,298
EPS-Diluted	18,254,002	16,287,698	10,164,298

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S Dollar in thousands)

	Three months ended
	March	December	March
	31	31	31
	2011	2010	2010
Cash flows from operating activities
Profit before taxation	11,389	12,726	8,857
Adjustments for
Amortization of land use rights	25	27	24
Depreciation of property, plant and equipment	1,341	1,319	962
Loss/(gain) on disposal of property, plant and equipment	16	(20)	-
Share-based compensation	1,082	-	-
Finance costs	285	240	210
Interest income	(34)	(14)	(15)
Operating profit before working capital changes	14,104	14,278	10,038
Increase in inventories	(5,571)	(4,076)	(2,664)
(Increase)/decrease in trade receivables	(8,782)	12,023	(1,850)
Increase in other receivables and prepayments	(1,335)	(1,195)	(248)
Increase in trade payables	4,259	3,111	2,384
Decrease in accrued liabilities and other payables	(915)	(6,613)	(2,889)
Cash generated from operations	1,760	17,528	4,771
Interest paid	(285)	(240)	(210)
Income tax paid	(3,788)	(3,541)	(2,414)

Net cash (used in)/generated from operating activities	(2,313)	13,747	2,147

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	108	147	-
Acquisition of property, plant and equipment	(24,983)	(4,381)	(33)
Interest received	34	14	15
Acquisition of subsidiary, net of cash acquired	-	-	(5,318)

Net cash used in investing activities	(24,841)	(4,220)	(5,336)

Cash flows from financing activities
Bank borrowings obtained	-	-	1,170
Repayment of short-term loans	-	(537)	(658)
Proceeds from issuance of ordinary shares	-	23,981	-

Net cash generated from financing activities	-	23,444	512

Net increase(decrease) in cash and cash equivalents	(27,154)	32,971	(2,677)
Cash and cash equivalents, beginning of period	39,923	6,193	21,957
Effect of foreign exchange rate differences	200	759	9
Cash and cash equivalents, end of period	12,969	39,923	19,289

Source: China Ceramics Co., Ltd.